Quest Capital Corp.
Consolidated Statements of Shareholders' Equity - US GAAP
For the Years Ended December 31, 2004, 2003 and 2002 (as restated)
(Expressed in Thousands of Canadian Dollars)

						Warrants	Retained	Comprehensive
	Class A	Class B	Common	Treasury	Preferred	and	Earnings/	Income
	Shares	Shares	Shares	Shares	Shares	Options	(Deficit)		Total

Ending Balance - December 31, 2001	-	-	204,738	(3,405)	6,100	-	(205,185)	6,974	9,222

Net earnings/(loss) for 2002							16,895		16,895
Other comprehensive income								(3,204)	(3,204)
Shares issued for cash			2,424						2,424
Shares issued on exercise of options			102						102
Shares issued for preferred shares			6,100		(6,100)				-
									-

Ending balance - December 31, 2002	-	-	213,364	(3,405)	-	-	(188,290)	3,770	25,439

Net earnings/(loss) for 2003							(499)		(499)
Cumulative effect of the adjustment for the adoption of SFAS 143							1,734		1,734
Other comprehensive income								6,861	6,861
Distribution of paid-up capital							(1,023)		(1,023)
Shares cancelled	(22)						(28)		(50)
Shares redeemed	(218)								(218)
Shares cancelled			(3,405)	3,405					-
Shares issued for cash	16,432		-						16,432
Share issue costs	(62)								(62)
Shares issued on exercise of options			534						534
Shares issued on exercise of warrants			1,547						1,547
Fair value of warrants issued pursuant to the
Arrangement (note 4)						350			350
Stock based compensation						2,429			2,429
Shares exchange	212,040		(212,040)						-
Shares issued pursuant to the Arranagement (note 4)	33,744	4,378							38,122

Ending balance - December 31, 2003	261,914	4,378	-	-	-	2,779	(188,106)	10,631	91,596

Net earnings/(loss) for 2004							13,961		13,961
Other comprehensive income								(3,521)	(3,521)
Shares issued on exercise of warrants	2,330								2,330
Fair value of warrants issued pursuant to the	350					(350)			-
Stock based compensation						1,769			1,769
Shares exchange	4,378	(4,378)							-

Ending balance - December 31, 2004	$268,972	$-	$-	$-	$-	$4,198	$(174,145)	$7,110	$106,135